Exhibit 2.2

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2014 (this “Agreement”), is entered into by and between H. Lundbeck A/S, a Danish corporation (“Parent”), and [●], a [Jurisdiction] [Type of Entity], as Rights Agent.

RECITALS

WHEREAS, Parent, Charlie Acquisition Corp., a Delaware corporation (“Acquisition Sub”), and Chelsea Therapeutics International, Ltd., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger dated as of May 7, 2014 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Acquisition Sub (a) has made a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) and (b) following acceptance of the shares of Company Common Stock pursuant to the Offer, will merge with and into the Company, with the Company surviving the Merger as a subsidiary of Parent;

WHEREAS, pursuant to the Merger Agreement, in each of the Offer and the Merger, Parent has agreed to provide to Company’s stockholders and holders of Company Options the right to receive contingent cash payments as hereinafter described; and

WHEREAS, pursuant to this Agreement, the maximum potential amount payable per CVR is $1.50.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

1. DEFINITIONS

1.1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms shall have the following meanings:

“2015 Sales Milestone” means the achievement of aggregate worldwide (other than Japan, Korea, China and Taiwan) Net Sales of the Product in excess of $100,000,000 during the period commencing January 1, 2015 to and including December 31, 2015.

“2016 Sales Milestone” means the achievement of aggregate worldwide (other than Japan, Korea, China and Taiwan) Net Sales of the Product in excess of $200,000,000 during the period commencing on January 1, 2016 to and including December 31, 2016.

“2017 Sales Milestone” means the achievement of aggregate worldwide (other than Japan, Korea, China and Taiwan) Net Sales of the Product in excess of $300,000,000 during the period commencing on January 1, 2017 to and including December 31, 2017.

“Acting Holders” means, at the time of determination, Holders of at least 40% of the outstanding CVRs as set forth on the CVR Register.

“Assignee” has the meaning set forth in Section 6.3.

“Board of Directors” means the board of directors of Parent.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary (or other comparable officer) of Parent to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State New York or is a day on which banking institutions located in the State of New York are authorized or required by law or other governmental action to close.

“Compound” means droxidopa.

“CVRs” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Shortfall” has the meaning set forth in Section 4.4(b).

“Distribution Services” means all distribution and invoicing activities between and among a party or the parties, on the one hand, and its or their customers and third-party distributors (including wholesalers and specialty pharmacies), on the other hand, related to the Product, including receipt and entry of orders, pick, pack and ship operations, completion and provision of sales documentation, order delivery, warehousing, inventory control and management, handling of returns, customer relations, billing, credit and collection activities, and any other distribution and invoicing activities.

“Governmental Entity” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body of competent jurisdiction, in each case whether federal, state, county, provincial, and whether local or foreign.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“ICC” has the meaning set forth in Section 6.6.

“Independent Accountant” means an independent certified public accounting firm of nationally recognized standing designated either (a) jointly by the Acting Holders and Parent, or (b) if such parties fail to make a designation, jointly by an independent public accounting firm selected by Parent and an independent public accounting firm selected by the Acting Holders.

“Milestone Notice” has the meaning set forth in Section 2.4.

“Milestone Payment” means, as applicable and without any aggregation,

(a) with respect to the 2015 Sales Milestone, an amount equal to (i) 0.5 multiplied by (ii)(A) the aggregate worldwide (other than Japan, Korea, China and Taiwan) Net Sales of the Product during the period commencing January 1, 2015 to and including December 31, 2015 minus (B) $100,000,000 divided by (iii) the aggregate number of CVRs issued in connection with the Merger; provided that the such payments shall not exceed $0.50 per CVR.

2

(b) with respect to the 2016 Sales Milestone, an amount equal to (i) 0.5 multiplied by (ii)(A) the aggregate worldwide (other than Japan, Korea, China and Taiwan) Net Sales of the Product during the period commencing January 1, 2016 to and including December 31, 2016 minus (B) $200,000,000 divided by (iii) the aggregate number of CVRs issued in connection with the Merger; provided that such payments shall not exceed $0.50 per CVR.

(c) with respect to the 2017 Sales Milestone, an amount equal to (i) 0.5 multiplied by (ii)(A) the aggregate worldwide (other than Japan, Korea, China and Taiwan) Net Sales of the Product during the period commencing January 1, 2017 to and including December 31, 2017 minus (B) $300,000,000 divided by (iii) the aggregate number of CVRs issued in connection with the Merger; provided that such payments shall not exceed $0.50 per CVR.

“Net Sales” means the gross amount invoiced by or on behalf of the relevant Selling Entity for the Product sold to third parties other than any other Selling Entity, less the Permitted Deductions, all calculated on an accrual basis, as determined in accordance with the applicable Selling Entity’s usual and customary accounting methods consistent with the treatment of other branded prescription products commercialized by the applicable Selling Entity, which shall be in accordance with United States generally accepted accounting principles or International Financial Reporting Standards, as applicable, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts. In the case of any sale of the Product between or among the Company, its Affiliates, licensees and sublicensees, for resale, Net Sales shall be calculated as above only on the value charged or invoiced on the first bona fide arm’s-length sale thereafter to a third party. For the avoidance of doubt, in the case of any sale of the Product between or among the Company, its Affiliates, licensees and sublicensees where such Affiliate or licensee is an end-user of, and does not further sell, the Product, Net Sales shall be calculated on the value charged or invoiced to such Affiliate, licensee or sublicensee. In the case of any sale for value other than exclusively for money (but excluding any compassionate use, early access, indigent patient and patient assistance or discount programs) on bona fide arm’s-length terms (which has the effect of reducing the invoiced amount below what it would have been in the absence of such non-monetary consideration), Net Sales shall be calculated at the average Net Sales price charged to third parties for cash sales of the Product in the jurisdiction of sale during the relevant reporting period unless such sales in the jurisdiction during the relevant period were only de minimis cash sales, in which case at the fair market value as determined by comparable markets. Notwithstanding the foregoing, the following (including whether such amounts actually exist or are deemed to exist for purposes of calculation) shall not be included in Net Sales: (i) Product provided for administration to patients enrolled in clinical trials or for other research purposes, (ii) Product distributed through a not-for-profit organization or otherwise at no or nominal charge to eligible patients in conjunction with any compassionate use, early access, indigent patient or patient assistance program or (iii) Product used for test marketing, promotional or sampling purposes.

“Net Sales Statement” means a written statement of Parent, certified by the Chief Financial Officer of Parent, setting forth Net Sales for the applicable period and with reasonable detail (a) an itemized calculation of the gross amounts invoiced by the Selling Entities for the Product sold to third parties other than any other Selling Entity, (b) an itemized calculation of the Permitted Deductions, and (c) to the extent that sales for the Product are recorded in currencies other than United States dollars, the exchange rates used for conversion of such foreign currency into United States dollars. The Net Sales Statement shall be calculated in accordance with International Financial Reporting Standards and shall be derived from the audited financial statements of Parent.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

3

“Permitted Deductions” means the following deductions as accrued by a Selling Entity in accordance with United States generally accepted accounting principles or International Financial Reporting Standards, as applicable:

(1) trade, cash and quantity discounts;

(2) amounts repaid, reimbursed or credited by reasons of defects, recalls, withdrawals, returns, rebates or allowances of goods or because of retroactive price reductions or billing corrections specifically identifiable to the Product;

(3) chargebacks, discounts, credits, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of Governmental Entities;

(4) chargebacks, discounts, credits, rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, group purchasing organizations, pharmacies, formularies, large employers, national accounts, long-term care organizations, insurers, Governmental Entities and programs (including Medicare and the Veterans Health Administration and other federal, state and local agencies), trade customers or other organizations similar to the foregoing in line with approved contract terms or other normal and customary understandings and arrangements (including, as part of bundling or other forms of multi-product purchase arrangements);

(5) tariffs, duties, excise, sales, value-added and other Taxes (other than Taxes based on net income) and charges of Governmental Entities;

(6) transportation, freight, postage, importation, shipping insurance and other handling expenses;

(7) distribution commissions and fees (including fees related to services provided pursuant to distribution service agreements with wholesalers, specialty pharmacy fees, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing Distribution Services to the Selling Entities;

(8) costs of samples distributed by either specialty pharmacies or sales representatives;

(9) deductions for uncollectible amounts on previously sold Products;

(10) discounts and provisions pursuant to compassionate use, early access, indigent patient, co-pay reimbursement or assistance and patient assistance or discount programs and coupon discounts;

(11) the portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148, that the applicable Selling Entity allocates to sales of the Product, as applicable, in accordance with the applicable Selling Entity’s standard policies and procedures consistently applied across its products, as applicable.

For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (1) through (13) above, such item shall not be deducted more than once.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by the Depositary Trust Company.

4

“Product” means any pharmaceutical product that contains Compound as the sole active pharmaceutical ingredient and is intended for intravenous, intramuscular, subcutaneous, oral or sublingual administration, including, in each case, all formulations and line extensions thereof.

“Review Request Period” has the meaning set forth in Section 4.4.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rules” has the meaning set forth in Section 6.6.

“Sales Milestones” means, collectively, the 2015 Sales Milestone, the 2016 Sales Milestone and the 2017 Sales Milestone.

“Selling Entity” means Parent, any Assignee, and each of their controlled Affiliates (including, from and after the Effective Time, the Company), licensees and sublicensees.

1.2. Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent permitted by this Agreement and (f) all references to dollars or “$” refer to United States dollars.

2. CONTINGENT VALUE RIGHTS

2.1. CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this Agreement. The initial Holders shall be determined pursuant to the terms of the Merger Agreement.

2.2. Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

2.3. No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the purpose of registering CVRs and transfers of CVRs as herein provided. The CVRs shall, in the case of the holders of shares of Company Common Stock immediately prior to the Effective Time, be registered in the names and addresses of the holder as set forth in the applicable letter of transmittal accompanying the shares of Company Common Stock surrendered by the holder thereof in connection with the Offer or the Merger pursuant to the Merger Agreement and in a denomination equal to the number of shares of Company Common Stock so surrendered.

5

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other requested documentation in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register.

2.4. Payment Procedures.

(a) On or before March 31 of each of 2016, 2017 and 2018, Parent shall deliver to the Rights Agent (i) a notice (the “Milestone Notice”) indicating whether the applicable Sales Milestone was achieved with respect to the previous year, (ii) if such Sales Milestone was achieved, cash equal to the aggregate amount necessary to pay the applicable Milestone Payment to all Holders pursuant to Section 4.2, and (iii) the Net Sales Statement for the year ended December 31 of the previous year along with any letter of instruction required by the Rights Agent. Parent shall also deliver to the Rights Agent on or before July 31st during 2015, 2016 and 2017, a Net Sales Statement with respect to the first six months during such calendar year.

(b) The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Milestone Notice and/or a Net Sales Statement as well as any letter of instruction required by the Rights Agent, send each Holder at its registered address a copy of such Milestone Notice and/or Net Sales Statement. If a Milestone Payment is payable to the Holders, then at the time the Rights Agent sends a copy of the Milestone Notice to the Holders, the Rights Agent shall also pay the applicable Milestone Payment to each of the Holders (the amount which each Holder is entitled to receive shall be the applicable Milestone Payment multiplied by the number of CVRs held by such Holder as reflected on the CVR Register) (i) by check mailed to the address of such Holder reflected in the CVR Register as of the close of business on the date of the Milestone Notice or (ii) with respect to any such Holder that is due an amount in excess of $1,000,000 in the aggregate who have provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instructions.

(c) Parent shall be entitled to deduct or withhold, or cause the Rights Agent to deduct or withhold, from any Milestone Payment otherwise payable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code, the Treasury Regulations thereunder, or any other applicable Tax Law, as may be determined by Parent or the Rights Agent. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder, Parent shall instruct the Rights Agent to solicit IRS Form W-9s from Holders eligible for Tax withholding within a reasonable amount of time in order to provide the opportunity for the Holder to provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding amounts. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, and prior to the 15th day of February in the year following any payment of such Taxes by Parent or the Rights Agent, Parent shall deliver (or shall cause the Rights Agent to deliver) to the person to whom such amounts would otherwise have been paid the original Form 1099 or other reasonably acceptable evidence of such withholding.

6

(d) Any portion of any Milestone Payment that remains undistributed to the Holders nine months after the date of the Milestone Notice shall be delivered by the Rights Agent to Parent, upon demand, and any Holder shall thereafter look only to Parent for payment of such Milestone Payment, without interest, but such Holder shall have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable law.

(e) Neither Parent nor the Rights Agent shall be liable to any person in respect of any Milestone Payment delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar law. If, despite Parent’s and/or the Rights Agent’s commercially reasonable efforts to deliver a Milestone Payment to the applicable Holder, such Milestone Payment has not been paid prior to the date on which such Milestone Payment would otherwise escheat to or become the property of any Governmental Entity, any such Milestone Payment shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless Rights Agent with respect to any liability, penalty, cost or expense Rights Agent may incur or be subject to in connection with transferring such property to Parent.

(f) Except to the extent any portion of any Milestone Payment is required to be treated as imputed interest pursuant to applicable Law, the Holders and the parties hereto agree to treat the CVRs received with respect to shares of Company Common Stock pursuant to the Merger Agreement for all U.S. federal and applicable state and local income Tax purposes as additional consideration paid at the Effective Time for shares of Company Common Stock pursuant to the Merger Agreement and none of the Holders and the parties hereto will take any position to the contrary on any U.S. federal and applicable state and local income Tax Return or for other U.S. federal and applicable state and local income Tax purposes except as required by applicable Law. The Company shall report imputed interest on the CVRs pursuant to Section 483 of the Code. The Holders and the parties hereto agree that the Milestone Payments paid in respect of each CVR that was received with respect to Company Options pursuant to the Merger Agreement, for all U.S. federal and applicable state and local income Tax purposes, constitute wages in the year in which the applicable Milestone Payment is made, and none of the Holders and the parties hereto will take any position contrary on any U.S. federal and applicable state and local income Tax Return or for other U.S. federal and applicable state and local income Tax purposes except as required by applicable Law.

2.5. No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

7

(b) The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Affiliates.

3. THE RIGHTS AGENT

3.1. Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct.

3.2. Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Parent only;

(g) the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by the Parent of any covenant or condition contained in this Agreement;

(h) Parent agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable out-of-pocket costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

8

(i) Rights Agent shall not be liable for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct on its part;

(j) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and

(k) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

3.3. Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least 60 days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove Rights Agent at any time by a Board Resolution specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed. Notice of such removal shall be given by Parent to Rights Agent, which notice shall be sent at least 60 days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent, by a Board Resolution, shall as soon as is reasonably possible appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent.

3.4. Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

9

4. COVENANTS

4.1. List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within 30 Business Days of the Effective Time.

4.2. Payment of Milestone Payments. If a Sales Milestone has been achieved in accordance with this Agreement, Parent shall, promptly (but in any event no later than three Business Days) following the delivery of the Milestone Notice, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the applicable Milestone Payment to all Holders.

4.3. Books and Records. Parent shall, and shall cause its subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder.

4.4. Audits.

(a) Upon the written request of the Acting Holders provided to Parent within 90 days following the date on which the Holders are delivered the year end Net Sales Statement in each of 2016, 2017 and 2018 pursuant to Section 2.4(a) of this Agreement (the “Review Request Period”), Parent shall permit, and shall cause its controlled Affiliates to permit, the Independent Accountant to have access during normal business hours to such of the records of the Company or, to the extent available to Parent, other applicable Selling Entity as may be reasonably necessary to verify the accuracy of the Net Sales Statement and the figures underlying the calculations set forth therein, including all written materials related to any sale transaction reasonably requested by such Independent Accountant. The Independent Accountant, acting as an expert and not as an arbitrator, shall be charged to come to a final determination with respect to those specific items in the Net Sales Statement that the Acting Holders and Parent disagree on and submit to it for resolution, and the scope of the disputes to be resolved by the Independent Accountant shall be limited to such specific items. All other items in the Net Sales Statement that the Acting Holders and Parent do not submit, prior to the end of the Review Request Period, to the Independent Accountant for resolution shall be deemed to be agreed by the Acting Holders and Parent and the Independent Accountant shall not be charged with calculating or validating those agreed upon items. If issues are submitted to the Independent Accountant for resolution, Parent shall, and shall cause its controlled Affiliates to, furnish to the Independent Accountant such access, work papers and other documents and information related to those disputed issues as the Independent Accountant may request and as are available to Parent. The Independent Accountant shall disclose to Parent and the Acting Holders any matters directly related to their findings to the extent necessary to verify the accuracy or completeness of the Net Sales Statements. The fees charged by such accounting firm shall be paid by Parent.

(b) If the Independent Accountant concludes that there was a shortfall in the amount of any Milestone Payment paid to the Holders, Parent shall promptly pay to the Rights Agent (for further distribution to the Holders) or to the Holders the amount of any such shortfall, plus interest on such amount at the “prime rate” as published in the Wall Street Journal or similar reputable data source from time to time calculated from when the applicable Milestone Payment should have been paid, as applicable, to the date of actual payment (such amount including interest being the “CVR Shortfall”). The CVR Shortfall shall be paid within ten Business Days of the date the Independent Accountant delivers to Parent and the Acting Holders the Independent Accountant’s written report. The decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be non-appealable and shall not be subject to further review. The decision of the Independent Accountant under this Section 4.4 shall constitute an expert determination under the law governing expert determination and not an arbitration.

10

(c) If, upon the expiration of the Review Request Period, the Acting Holders have not requested a review of the Net Sales Statement in accordance with this Section 4.4, the calculations set forth in the Net Sales Statement shall be final, binding and conclusive upon the Holders, shall be non-appealable and shall not be subject to further review.

(d) Each person seeking to receive information from Parent in connection with a review pursuant to this Section 4.4 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent or any controlled Affiliate obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.

(e) The parties hereto agree that, if Parent or its Affiliates have exercised audit rights under any license or distribution agreement prior to the Acting Holders’ request for an audit under this Section 4.4 and under such license or distribution agreement Parent and its Affiliates cannot request another audit, the results of Parent’s prior audit of such licensee or distributor shall be used for purposes of the audit requested by the Acting Holders under this Section 4.4 and that Parent shall not have any further obligation to provide access to an Independent Accountant with respect to such licensee until such time as Parent may again exercise its rights of audit under the license agreement with such licensee.

5. AMENDMENTS

5.1. Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Parent, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws;

11

(v) to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 6.4;

(vi) to evidence the assignment of this Agreement by Parent as provided in Section 6.3; or

(vii) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.2. Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders or the Rights Agent), with the consent of the Holders of not less than a majority of the outstanding CVRs, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.3. Execution of Amendments. In executing any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

5.4. Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

6. OTHER PROVISIONS OF GENERAL APPLICATION

6.1. Notices to Rights Agent and Parent. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

12

If to the Rights Agent, to it at:

[●]
[Address]
Attn: [●]

Facsimile: [●]

Email: [●]

With a copy to:

[●]
[Address]
Attn: [●]

Facsimile: [●]

Email: [●]

If to Parent, to it at:

H. Lundbeck A/S

Ottiliavej 9; 2500

Valby, Denmark

Attention:	Mette Carlstedt
Jacob Tolstrup
Facsimile:	+453648249
+453648280
Email address:	meco@lundbeck.com
jtl@lundbeck.com

with a copy to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

Attention:	Faiza Saeed
Ting S. Chen
Facsimile:	(212) 474-3700
Email:	fsaeed@cravath.com
tchen@cravath.com

The Rights Agent or Parent may specify a different address or facsimile number by giving notice in accordance with this Section 6.1.

6.2. Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

6.3. Parent Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder (i) to one or more direct or indirect wholly-owned subsidiaries of Parent or (ii) to any purchaser, licensee or sublicensee of substantial rights to the Product that is a company in the pharmaceutical industry (each, an “Assignee”); provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement. Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees who agree to assume and be bound by all of the terms of this Agreement; provided, however, that in connection with any assignment to an Assignee pursuant to clause (i) of the first sentence of this Section 6.3 and, only if the Assignee does not have net assets of at least $1,000,000,000 as shown on its most recently prepared financial statements, clause (ii) of the first sentence of this Section 6.3, Parent (or the other assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Parent hereunder, with such Assignee substituted for Parent under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. Subject to compliance with the requirements set forth in this Section 6.3 relating to assignments, this Agreement shall not restrict Parent’s, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of Parent’s successors and assigns shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume payment of amounts on all the CVRs and the performance of every duty and covenant of this Agreement on the part of Parent to be performed or observed.

13

6.4. Benefits of Agreement. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent, Parent, Parent’s successors and assignees, and the Holders, each of whom is intended to be, and is, a third party beneficiary hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and assignees, and the Holders. The Holders of CVRs shall have no rights except the contractual rights as are expressly set forth in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable, and Parent may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights hereunder.

6.5. Governing Law. This Agreement, the CVRs and all actions arising under or in connection therewith (whether sounding in contract, tort or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

6.6. Arbitration. Any dispute, controversy or claim (including any claim for breach hereof) based upon, relating to or arising out of this Agreement or any transaction contemplated hereby shall be resolved by binding arbitration conducted in accordance with the Rules of Arbitration (“Rules”) of the International Chamber of Commerce (the “ICC”). The arbitration will be conducted by a panel of three arbitrators, each of whom shall be independent and a lawyer or retired judge with at least fifteen years experience in the pharmaceutical industry or with mergers and acquisitions. No later than fifteen days after an arbitration proceeding is commenced under this Section 6.6, Parent will nominate one arbitrator and the Holder (or, if more than one Holder is a party to the arbitration proceeding, all such Holders collectively) will nominate one arbitrator, and the two so nominated arbitrators shall select the third arbitrator. If the two arbitrators cannot or fail to agree upon the third arbitrator within fifteen days of their confirmation by the ICC, the third arbitrator shall be appointed by the ICC in accordance with the Rules. The arbitration shall be administered by the ICC acting through its International Court of Arbitration. The arbitration will be conducted in the English language and the place of the arbitration will be the city of New York, New York. Hearings will be conducted in New York, New York, or at such other location as mutually agreed by Parent and the Holder or Holders that are party to the arbitration proceeding. The arbitration award shall be final, conclusive, binding and non-appealable and shall not be subject to further review by any court. The arbitrator shall have no power to amend or supplement the terms of this Agreement or act ex aequo et bono. Judgment upon the award may be entered in any court having jurisdiction thereof. Each party shall bear his, her or its own costs of any such arbitration. Notwithstanding anything to the contrary in this Section 6.6, any dispute, controversy or claim relating to the accuracy of the Net Sales Statement or the determination of any Milestone Payment or CVR Shortfall shall be resolved in accordance with the provisions of Section 4.4 and not subject to the arbitration provisions of this Section 6.6.

14

6.7. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.8. Counterparts and Signature. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other party, it being understood that all parties need not sign the same counterpart.

6.9. Termination. This Agreement shall be terminated and of no force or effect, the parties hereto shall have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent), and no payments shall be required to be made, upon the earlier to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register the full amount of all potential Milestone Payments required to be paid under the terms of this Agreement and (b) in the event the applicable Milestone Notice indicates that the 2017 Sales Milestone has not been achieved, the expiration of the applicable Review Request Period, unless there has been a request for an audit pursuant to Section 4.4 prior to the end of the Review Request Period, in which case until such audit has been completed and any CVR Shortfall determined to be payable as a result of such audit, if applicable, has been paid.

6.10. Entire Agreement. This Agreement and the Merger Agreement (including the annexes and exhibits hereto and thereto) constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

15

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

H. LUNDBECK A/S

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]